                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                       Frontier Adjusters of America, Inc.
                       -----------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    359050101
                                    ---------
                                 (CUSIP Number)

                               David M. Schneider
                               Chief Legal Officer
                             6300 Wilson Mills Road
                          Mayfield Village, Ohio 44143
                                 (440) 461-5000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 1999
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO. 359050101                   13D                           PAGE 2 OF 10


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Progressive Corporation
         34-0963169

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                         -0-
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                       5,258,513
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                      -0-
PERSON WITH                        10       SHARED DISPOSITIVE POWER
                                               5,258,513


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               5,258,513


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                               -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               53.3%

14       TYPE OF REPORTING PERSON

                               HC, CO

CUSIP NO. 359050101                   13D                           PAGE 3 OF 10

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         United Financial Adjusting Company
         34-1750521

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC and AF (WC of The Progressive Corporation)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)             [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                           -0-
BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                         5,258,513
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                        0-
PERSON WITH                        10       SHARED DISPOSITIVE POWER
                                                 5,258,513

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 5,258,513


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                 -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 53.3%

14       TYPE OF REPORTING PERSON

                                                 CO

CUSIP NO. 359050101                   13D                           PAGE 4 OF 10


ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 1 to Schedule 13D relates to the shares of Common Stock, $.01 par value per share (the "Common Shares"), of Frontier Adjusters of America, Inc., an Arizona corporation (the "Issuer"). The principal executive offices of the Issuer are located at 45 East Monterey Way, Phoenix, Arizona 85012.

 ITEM 2.          IDENTITY AND BACKGROUND.

                  This statement is filed jointly by the following parties (collectively, the "Reporting Persons"): (i) United Financial Adjusting Company, an Ohio corporation ("UFAC"), and (ii) The Progressive Corporation, an Ohio corporation ("Progressive"), by virtue of its ownership of all of the outstanding capital stock of UFAC. The principal business and office address of Progressive is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143. The principal business and office address of UFAC is 747 Alpha Drive, Highland Heights, Ohio 44143.

                  Progressive is an insurance holding company whose insurance subsidiaries and affiliates provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States and in Canada. UFAC is a subsidiary of Progressive that provides claim and administrative services to insurance carriers, managing general agents and large self-insured companies. UFAC is also a majority shareholder of a vehicle inspection company and a claims software company.

                  Set forth in Appendix A hereto are the names, residence or business addresses, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Progressive and UFAC. Each such person is a citizen of the United States.

                  During the last five years, none of Progressive, UFAC or any of the persons named in Appendix A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS.

                  UFAC funded the $6,836,067 purchase price of the Convertible Shares (as defined herein) from its own working capital and from funds provided to it by Progressive. Progressive used its own working capital to provide the funds required by UFAC for such purpose.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Under a Stock Purchase Agreement dated as of November 20, 1998 (the "Purchase Agreement") between the Issuer and UFAC, UFAC agreed to purchase 5,258,513 shares (the "Convertible Shares") of the Issuer's Series A Convertible Voting Preferred Stock, $.01 par value per share, in exchange for $6,836,067. On April 29, 1999, the holders of the Common Shares approved the sale of the Convertible Shares to UFAC pursuant to the Purchase Agreement. On April 30, 1999, UFAC purchased the Convertible Shares at the closing (the "Closing"). The Convertible Shares have one vote per share, vote together with the Common Shares as a class, and can be converted into Common Shares on a share-for-share basis at certain times, subject to certain restrictions as described herein, prior to June 30, 1999, after which time the Convertible Shares will be converted automatically into Common Shares.

                  In the Purchase Agreement, the Issuer agreed to make a tender offer for up to 1,000,000 outstanding Common Shares at a price of $2.90 per Common Share (the "Tender Offer") as soon as reasonably practicable after the Closing. Within 60 days after completion of the Tender Offer, the Issuer will declare and pay a distribution of $1.60 per Common Share (the "Distribution") on all remaining

CUSIP NO. 359050101                   13D                           PAGE 5 OF 10

outstanding Common Shares. Pending this Distribution, the Issuer has suspended payment of its quarterly dividends. There can be no assurance that the payment of regular quarterly dividends will be resumed after the Distribution. UFAC has agreed not to tender any Convertible Shares or Common Shares in the Tender Offer and not to convert any of the Convertible Shares into Common Shares until the earlier of the following: (i) the record date for the payment of the distribution described in this paragraph, and (ii) 180 days after the date of the Purchase Agreement.

                  In accordance with the Purchase Agreement, the Issuer took all actions that were necessary to cause the Board to consist of a majority of nominees named by UFAC at the Closing. George M. Hill and William W. Strawthers, Jr. resigned from the Board, and the Board was expanded to have 15 members. Charles B. Chokel, John M. Davies, Jeffrey Jordan, Jeffrey R. Harcourt, Troy Huth, Dane A. Shrallow, William A. White and Milo C. Bolender were appointed to the fill vacancies in the Board as representatives of UFAC.

                  For so long as UFAC holds a number of Common Shares that is greater than a simple majority of the outstanding Common Shares, UFAC will be entitled to nominate at least a simple majority of the candidates to the Board. The Issuer has agreed to cause UFAC's nominees to be included in the slate of nominees recommended by the Board for election to the Board after the Closing, and the Issuer agreed to use its reasonable efforts to cause the election of such nominees.

                  Under the Purchase Agreement, an experienced claims manager and attorney from UFAC will began working with William J. Rocke, the Issuer's Chief Executive Officer, and Jean E. Ryberg, the Issuer's President, to assume day-to-day responsibility for managing the Issuer's franchisee network and the field offices owned and operated by the Issuer in Phoenix and Tuscon, Arizona, and Las Vegas, Nevada. Mr. Rocke and Ms. Ryberg have each agreed to resign from their positions as officers of the Issuer on June 30, 1999. Because UFAC's representatives constitute a majority of the Board, they will have the ability to designate the replacements for Mr. Rocke and Ms. Ryberg and to control the management of the Issuer following the Closing.

                  Except as described herein, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's articles of incorporation or code of regulations (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

                  The foregoing response to this Item 4 is qualified in its entirety by reference to the Purchase Agreement and the Terms of the Convertible Shares, the full texts of which are respectively filed as Exhibits B and E hereto and are incorporated herein by reference.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) UFAC may be deemed to beneficially own 5,258,513 Common Shares, representing approximately 53.3% of the outstanding Common Shares, issuable upon conversion of the Convertible Shares because such Common Shares may be issued in the next 60 days. Progressive, as the parent of UFAC, may be deemed to beneficially own all such Common Shares. John M. Davies, the

CUSIP NO. 359050101                   13D                           PAGE 6 OF 10

President of UFAC, owns 500 Common Shares. The Reporting Persons disclaim beneficial ownership of the Common Shares owned by Mr. Davies. Assuming the Issuer purchases 1,000,000 Common Shares in the Tender Offer and the conversion of the Convertible Shares into Common Shares, the Reporting Persons may be deemed to beneficially own approximately 59.3% of the outstanding Common Shares.

                  (b) Together, the Reporting Persons share voting and dispositive power over the shares described in Item 5(a), however, the Reporting Persons disclaim beneficial ownership of the Common Shares owned by Mr. Davies.

                  (c) Except as described herein, none of the Reporting Persons or any of the persons identified in Appendix A has effected any transaction in the Common Shares in the past 60 days.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Convertible Shares or the Common Shares issuable upon the conversion thereof. Progressive, as the owner of all of the outstanding capital stock of UFAC, has the ability to direct UFAC's receipt of dividends from, or the proceeds from the sale of, the Convertible Shares or the Common Shares issuable upon the conversion thereof.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) PURCHASE AGREEMENT. The Issuer and UFAC are parties to the Purchase Agreement. The material terms of the Purchase Agreement are summarized in Item 4.

                  (b) INSIDER SUPPORT AGREEMENTS. The Insider Support Agreements described in the initial Schedule 13D filed by the Reporting Persons terminated by their terms on following the Closing on April 30, 1999 and the appointment of UFAC's representatives to the Board.

                   (c) REGISTRATION RIGHTS AGREEMENT. The Issuer and UFAC are parties to a registration rights agreement (the "Registration Rights Agreement") relating to the Convertible Shares and the Common Shares issuable upon conversion thereof. The Registration Rights Agreement provides that UFAC may make one demand to have the Convertible Shares or the Common Shares issuable upon conversion of the Convertible Shares registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain customary blackout rights and limitations.

                  UFAC also has certain "piggy-back" registration rights. UFAC must be notified prior to the filing of any registration statement under the Securities Act by the Issuer. UFAC may include Convertible Shares or Common Shares issuable upon conversion of the Convertible Shares in any such registration statement. The Issuer must use its best efforts to include any such shares in the registration statement.

                  (d) TERMS OF THE CONVERTIBLE SHARES. The Convertible Shares were created prior to the Closing by a resolution by the Board. The Convertible Shares vote with the Common Shares together as a single class and are substantially equivalent to the Common Shares with respect to dividend and liquidation rights. The conversion rights of the Convertible Shares and the restrictions on UFAC's conversion of the Convertible Shares are summarized in
Item 4.

                  Except as stated in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the Common Shares, including without limitation, any agreements concerning (i) transfer or voting of any Common Shares, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangement, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.

CUSIP NO. 359050101                   13D                           PAGE 7 OF 10


                  The foregoing response to this Item 6 is qualified in its entirety by reference to the Purchase Agreement, the Form of Insider Support Agreements, the Form of the Registration Rights Agreement and the Terms of the Convertible Shares, the full texts of which are respectively filed as Exhibits B through E hereto and are incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         A. Agreement among the Reporting Persons to file a joint statement on Schedule 13D*

         B.       Stock Purchase Agreement**

         C. Form of Insider Support Agreement with a List of the Voting Persons and the Number of Common Shares Beneficially Owned by each Voting Person attached**

         D.       Form of Registration Rights Agreement**

         E.       Terms of the Convertible Shares**

         *        Filed herewith

         **       Previously filed

CUSIP NO. 359050101                   13D                           PAGE 8 OF 10


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            THE PROGRESSIVE CORPORATION


                            By: /s/ Charles B. Chokel
                                Charles B. Chokel,
                                   Chief Executive Officer--Insurance Operations

                            UNITED FINANCIAL ADJUSTING COMPANY


                            By: /s/ John M. Davies
                                John M. Davies, President



Dated as of  May 3, 1999

CUSIP NO. 359050101                   13D                           PAGE 9 OF 10

                                                                      APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF THE REPORTING PERSONS


                  The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of The Progressive Corporation ("Progressive") and United Financial Adjusting Company ("UFAC").


                                                            Principal Occupation or Employment and Name, Principal
                                                            Business and Address of Organization in which Employment is
Name and Business Address                                   Conducted(1)
-------------------------                                   ------------

A.       DIRECTORS OF PROGRESSIVE

Peter B. Lewis(2)......................................     Chairman of the Board, President, Chief Executive
                                                            Officer--Insurance Operations and a director of
                                                            Progressive;  Chairman of the Board, President, Chief
                                                            Executive Officer and a director of Progressive
                                                            Casualty Insurance Company, the principal subsidiary
                                                            of Progressive

Milton N. Allen........................................     Director of various companies
12 Lieutenant River Lane
Old Lyme, Connecticut 06371-2308

B. Charles Ames........................................     Principal, Clayton, Dubilier & Rice, Inc., New York,
25700 Science Park                                          New York (investment banking)
Landmark Center, Suite 180
Beachwood, Ohio 44122-7312

James E. Bennett III...................................     Senior Executive Vice President, KeyCorp, Cleveland
127 Public Square, 55th Floor                               Ohio (banking)
Cleveland, Ohio 44114

Charles B. Choke(2)....................................     Chief Executive Officer--Investments and Capital
                                                            Management and a Director of Progressive

Charles A. Davis.......................................     President and Chief Executive Officer, Marsh &
20 Horse Neck Lane                                          McLennan Capital, Inc. (global private equity firm)
Greenwich, Connecticut 06830

Stephen R. Hardis......................................     Chairman of the Board and Chief Executive Officer of
Eaton Center                                                Eaton Corporation, Cleveland, Ohio (manufacturing)
1111 Superior Avenue
Cleveland, Ohio 44114-2507

Janet Hill.............................................     President, Staubach Alexander Hill, LLC, Washington,
400 C Street, NW                                            D.C. (commercial real estate consulting) and Vice
Washington, D.C. 20002                                      President, Alexander & Associates, Inc., Washington,
                                                            D.C. (management consulting)



(1) The business address of the organization in which each person's employment is conducted is the same as such person's business address.

(2) The business address of each such person is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143

CUSIP NO. 359050101                   13D                          PAGE 10 OF 10



                                                            Principal Occupation or Employment and Name, Principal
                                                            Business and Address of Organization in which Employment is
Name and Business Address                                   Conducted(1)
-------------------------                                   ------------

Norman S. Matthews.....................................     Consultant,  New York, New York
650 Madison Avenue
23rd Floor
New York, New York 10022-1004

Donald B. Shackelford..................................     Chairman of the Board, Fifth Third Bank of Central
21 East Broad Street                                        Ohio, Columbus, Ohio (commercial bank)
Columbus, Ohio 43215-3403

Paul B. Sigler.........................................     Henry Ford II Professor, Yale University and
260 Whitney Avenue/JWG 423                                  Investigator in the Howard Hughes Medical Institute,
P.O. Box 208114                                             New Haven, Connecticut
New Haven, Connecticut 06520-8114

B.       EXECUTIVE OFFICERS OF PROGRESSIVE

Peter B. Lewis(2)......................................     See Section A. above

Alan R. Bauer(2).......................................     Internet Distribution Leader

Charles B. Chokel(2)...................................     See Section A. above

W. Thomas Forrester, II(2).............................     Chief Financial Officer and Treasurer

Moira G. Lardakis(2)...................................     Chief Communications Officer

Daniel R. Lewis(2).....................................     Independent Agent Distribution Leader

Robert J. McMillan(2)..................................     Direct Distribution Leader

Brian J. Passell(2)....................................     Chief Claim Officer

Glenn M. Renwick(2)....................................     Chief Information Officer

David L. Roush(2)......................................     Strategic Alliance Distribution Leader

E.       DIRECTORS AND EXECUTIVE OFFICERS OF UFAC

Peter B.  Lewis(2).....................................     Director and Chairman

John M. Davies.........................................     Director and President
747 Alpha Drive
Highland Heights, Ohio 44143

Janet A. Dolohanty(2)..................................     Director and Vice President

David M. Schneider(2)..................................     Secretary

Breck T. Platner(2)....................................     Treasurer


(1) The business address of the organization in which each person's employment is conducted is the same as such person's business address.

(2) The business address of each such person is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143

                                                                       EXHIBIT A

                  This Exhibit A to Amendment No. 1 to Schedule 13D is filed pursuant to the requirements of Rule 13d(1)(f)(1)(iii). The undersigned, The Progressive Corporation and United Financial Adjusting Company, hereby agree that the Amendment No. 1 to Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

                           THE PROGRESSIVE CORPORATION


                           By: /s/ Charles B. Chokel
                               Charles B. Chokel,
                                 Chief Executive Officer--Insurance Operations


                           UNITED FINANCIAL ADJUSTING COMPANY


                           By: /s/ John M. Davies
                               John M. Davies, President



Dated as of  May 3, 1999